DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

October 20, 2008

Via U.S. mail and facsimile

Mr. Wei Li
Chief Executive Officer
Kiwa Bio-Tech Products Group Corporation
310 N. Indian Hill Blvd., #702
Claremont, CA 91711

> **Re: Kiwa Bio-Tech Products Group Corporation**
> **Preliminary Proxy Statement**
> **Filed September 23, 2008**
> **File No. 0-33167**

Dear Mr. Li:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audit Committee Functions, page 5

1.   Provide the disclosure that Item 407(d)(3) of Regulation S-K requires, including the names of all members pursuant to Item 407(d)(3)(ii).

Proposal 3 – Approval of Increase in Authorized Shares of Common Stock, page 7

2.   You state that "[t]he additional shares of common stock … may be used for such corporate purposes as the Board of Directors may determine from time to time to be necessary or desirable." State explicitly whether you intend to create a reserve for the potential issuance of shares for the 6% Secured Convertible Notes, and if so, disclose how many of the additional shares of common will be used for that purpose. Also disclose explicitly whether you have any current plans, understandings or agreements to use any of the remaining shares. We may have additional comments.

Executive Compensation, pages 12 through 15

3.   Provide complete five year biographical sketches, without any gaps or ambiguities with regard to time or as to positions held during the five years. For example, in the Qi Wang sketch from page 4 that you reference, you do not indicate that he serves as your vice president (see page 10), nor do you state when he began to serve in that capacity. We also refer you to the incomplete sketches you provide for Messrs. Song, Ma and Guo. See Item 401(e) of Regulation S-K.

4.   Ensure that you file as exhibits to your Exchange Act periodic reports all required material contracts, including agreements relating to executive compensation and stock option plans.

5.   We refer you generally to Items 402(l) through 402(r) of Regulation S-K, which you may choose to use as a smaller reporting company. See also Release No. 33-8876, "Smaller Reporting Company Regulatory Relief and Simplifications."

6.   On page 12, you state that "[t]he Company had no officers or directors whose total annual salary and bonus during either 2007 or 2006, exceeded $100,000." In your Summary Compensation Table on page 14, you include as named executive officers Messrs. Li and Luo. Elsewhere, in other tables, you include additional persons. Please review the rules set forth under Item 402(m)(2) of Regulation S-K and its Instructions regarding identifying the named executive officers for a smaller reporting company, and revise as necessary.

Outstanding Equity Awards at Fiscal Year End Table, page 13

7.   You have included a table with the caption "Option Grant Table." Please change the caption to "Outstanding Equity Awards at Fiscal Year End Table" and otherwise conform to the requirements of Item 402(p) of Regulation S-K. See also Item 402(m)(4) of Regulation S-K.

Aggregate Option Exercises in 2007 and FY-End Option Values, page 14

8.   If you include this table, use the caption and format Item 402(g) of Regulation
        S-K specifies.

Summary Compensation Table, page 14

9.   If the amounts that currently appear in the "Bonus" column are annual
        performance bonuses that were intended to serve as incentives for performance to
        occur over a year, move them from the "Bonus" column to the "Nonequity
        Incentive Plan Compensation" column. See the definitions of "plan" and
        "incentive plan" in Items 402(m)(5)(ii) and (iii) of Regulation S-K.

Narrative disclosure accompanying the Summary Compensation Table, page 15 -
retirement, severance and change in control arrangements

10.   You state in the narrative disclosure accompanying the Summary Compensation
        Table that "there are no compensatory plans or arrangements with respect to a
        named executive officer that would result in payments or installments in excess of
        $100,000 upon the resignation, retirement or other termination of such executive
        officer's employment with us or from a change-in-control." Item 402(q) of
        Regulation S-K requires the disclosure of any material terms regarding retirement
        benefits, severance arrangements or change in control arrangements, but it does
        not provide for a materiality threshold of $100,000. Please revise accordingly.

Proxy Card

11.   Your filing did not include a form of proxy card. Please revise to include the
        form of proxy card.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
    N. Gholson
    via facsimile
    Ms. Yvonne Wang, Secretary
    Kiwa Bio-Tech Products Group Corporation
    (909) 992-3301